UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the “Company”)

We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2015 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: Friday, March 25, 2016, at 10:00 A.M. (Seoul Time)

2. Venue: Conference Room located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea

3. Agenda

a) Agenda to be reported

Agendum	1: Audit results and Business reports for the Fiscal Year 2015 (from January 1, 2015 to December 31, 2015)

b) Agenda to be proposed for resolution

Agendum	1: Approval of Non-consolidated Financial Statements for the Fiscal Year 2015
2: Approval of Reappointment of Directors
3: Approval of the Compensation Ceiling for Directors in 2016

Agendum 1: Approval of Non-consolidated Financial Statements for the Fiscal Year 2015

<Summary of Non-consolidated Financial Statements1)>

	2014	2015
	(In millions of Korean Won)
Total Assets	60,110	43,763
Total liabilities	11,371	11,078
Capital stock	3,474	3,474
Total shareholders’ equity	48,739	32,685
Revenues	17,340	16,282
Operating loss	(9,000)	(8,712)
Loss before income tax	(12,572)	(14,461)
Net loss2)	(20,030)	(15,726)

1) Consolidated financial statements for the fiscal year 2015 will not be presented for approval as none of the subsidiaries as of December 31, 2015 is subject to consolidation under Enforcement Decree of the Act on External Audit of Stock Companies of the Republic of Korea.

2) The Company proposes disposing the accumulated deficit in the fiscal year 2015 by transferring KRW 15,726 million out of KRW 43,931 million of its capital surplus. The statements of disposition of accumulated deficit are as follows accordingly. The results of the disposition of the deficit will be reflected in the balance sheets of the Company for the fiscal year 2016.

	2014		2015
	(In millions of Korean Won)
Accumulated deficit before disposition (retained earnings before appreciation)		20,030		15,726
Unappropriated retained earnings carried over from prior year	—		—
Net loss	(20,030)		(15,726)
Disposition of accumulated deficit		20,030		15,726
Transfer from capital surplus	20,030		15,726
Undisposed accumulated deficit (unappropriated retained earnings) carried forwards to subsequent year		—		—

* The financial information has been prepared in accordance with Accounting Standards for Non-Public Entities in the Republic of Korea. Detailed information will be provided at the Annual General Meeting.

Agendum 2: Approval of Reappointment of Directors

- 7 persons were nominated for reappointment as the terms expire in March 2016:

Name	Major experience

Hyun Chul Park

Gravity Co., Ltd., Chief Executive Officer (2011-present), Corporate Management Office, Officer (2009-2011)

NeoCyon, Inc., Director (2009-present), Chief Operating Officer (2012-present), Chief Strategy Officer (2010-2012)

Gravity Interactive, Inc., Director (2014-present)

Gravity Games Corporation, Director (2010-present)

GungHo Online Entertainment, Inc., General Manager, GV Business Division (Formerly known as International Business Division) (2007-present)

Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Diploma in Automotive Maintenance (1998)

Yoshinori Kitamura

Gravity Co., Ltd., Chairman of the Board of Directors (2011-present), Executive Director and Chief Operating Officer (2008-present)

NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)

Gravity Games Corporation, Director (2010-present)

Gravity Interactive, Inc., Chief Executive Officer (2008-present)

Gravity Entertainment Corporation, Chief Executive Officer (2008-present)

GungHo Online Entertainment, Inc., Director (2006-present), Executive General Manager of GV Business Division (Formerly known as International Business Division) (2007-present), General Manager of Marketing Division (2003-2007)

Bunkyo University, B.A. in English Language and Literature (1992)

Kazuki Morishita

Gravity Co., Ltd., Executive Director (2008-present)

GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating Officer (2002-2004)

Grasshopper Manufacture, Inc., Director (2013-present)

GungHo Online Entertainment America, Inc., Director (2012-present)

Game Arts Co., Ltd., President (2008-present), Director (2005-2008)

High School affiliated with Chiba University of Commerce (1992)

Kazuya Sakai

Gravity Co., Ltd., Executive Director (2009-present)

GungHo Online Entertainment, Inc., Chief Financial Officer (2004-present), Director (2005-present), Investor Relations Officer (2011-2014)

Gungho Online Entertainment Asia Pacific PTE. Ltd., Director (2014-present)

Grasshopper Manufacture, Inc., Director (2013-present)

GungHo Online Entertainment America, Inc., Director (2012-present)

Acquire Corp., Auditor (2011-2015), Director (2015-Present)

Kyushu Sangyo University, B. Com.(1987)

Name	Major experience

Jong Gyu Hwang

Gravity Co., Ltd., Independent Director (2009-present)

Samcheok Monotrail, Co-Chief Executive Officer (2014-present)

Mungyung Monorail, Director and Chief Operating Officer (2007-present)

Korea Urban Railway Association, Director (2014-present)

Member of the New York State Bar Association (2006-present)

Boston University School of Law, LL.M. (2005)

Kennedy School of Government, Harvard University, M.P.A. (2004)

Tokyo University, LL.B. (1994)

Doo Hyun Ryu

Gravity Co., Ltd., Independent Director (2011-present)

Logos Law, LLC., Partner (2001-present), Branch Manager of Vietnam Office (2010-present, 2006-2008), Branch Manager of Cambodia Office (2007-2008)

Shanghai International Arbitration Center, Arbitrator (2013-present)

The Korean Commercial Arbitration Board, Arbitrator (2011-present)

The Korean Bar Examination (1986), The Juridical Research and Training Institute (18th, 1989)

Seoul National University, LL.B. (1985)

Jung Yoo

Gravity Co., Ltd., Independent Director (2011-present)

Samhasa GP, Representative Partner (2007-present)

Euidang Foundation, Member of the Board of Trustees (2007-present)

INSEAD, MBA (1995)

Waseda University, M.A. in Commerce (1987)

University of Southern California, B.A. in East Asian Languages and Cultures (1984)

Agendum 3: Approval of the Compensation Ceiling for the Directors in 2016

- For 2016, it is proposed to maintain KRW 1.4 billion as the total remuneration limit for Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: March 4, 2016

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